300 North LaSalle Street Chicago, Illinois 60654
James S. Rowe To Call Writer Directly: (312) 862-2191 james.rowe@kirkland.com	(312) 862-2000 www.kirkland.com	Facsimile: (312) 862-2200

May 17, 2013

Via EDGAR Submission and Overnight Courier

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Charles Lee
Jason Niethamer
Lilyanna Peyser
Mara Ransom
Tony Watson

Re:	CDW Corporation
Registration Statement on Form S-1
Filed March 22, 2013
File No. 333-187472

Ladies and Gentlemen:

CDW Corporation, a Delaware corporation (the “Company”), has today filed with the Securities and Exchange Commission (the “Commission”), pursuant to the requirements of the Securities Act of 1933, as amended (the “Securities Act”), and Regulation S-T thereunder, Amendment No. 1 to its Registration Statement on Form S-1 (the “Amendment”).

On behalf of the Company, we are writing to respond to the comments raised in the letter to the Company, dated April 19, 2013, from the staff of the Commission (the “Staff”). The Company’s responses below correspond to the captions and numbers of those comments (which are reproduced below in italics). For your convenience, a copy of the Amendment is enclosed, and has been marked to show changes from the Registration Statement on Form S-1 filed with the Commission on March 22, 2013. Where applicable, we have also referenced in the Company’s responses set forth below the appropriate page number of the revised prospectus contained in the Amendment (the “Prospectus”) that addresses the Staff’s comment. Please note that, as a result of revisions made in the Amendment, some page references have changed. The page references in the comments refer to page numbers in the Registration Statement on Form S-1 filed with the Commission on March 22, 2013, while the page references in the responses refer to page numbers in the marked copy of the Amendment.

Securities and Exchange Commission

May 17, 2013

Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the Prospectus.

General

1.	Please revise the registration statement to include all information required by Form S-1, including filing the required exhibits, and complete all blanks in the registration statement, subject to applicable exemptions. Please also confirm to us your understanding that we will require sufficient time to review such information before declaring the registration statement effective.

Response: In response to the Staff’s comment, the Company confirms that it will include all information, including exhibits, required by Form S-1 and will complete all blanks in the registration statement prior to requesting effectiveness or distributing the prospectus.

The Company respectfully acknowledges that the Staff will require sufficient time to review the registration statement before declaring the registration statement effective.

2.	Please file written consents by Ms. Zarcone and Messrs. Alesio, Allen, Chereskin, Creamer and Selati. See Securities Act Rule 438.

Response: The consents for Ms. Zarcone and Messrs. Alesio, Allen, Chereskin, Creamer and Selati have been filed with the Amendment as Exhibits 99.1, 99.2, 99.3, 99.4, 99.5 and 99.6, respectively.

3.	If your amended and restated charter and amended and restated by-laws will not become effective until after the registration statement’s effectiveness, then please file a copy of your charter and by-laws that are in effect, and any amendments thereto, at the registration statement’s effectiveness. See Item 601(b)(3) of Regulation S-K.

Response: The Company’s amended and restated charter and amended and restated by-laws will become effective prior to the registration statement’s effectiveness. Copies of the amended and restated charter and the amended and restated by-laws will be filed prior to the registration statement’s effectiveness.

4.	Please provide us with documents supporting the statements noted below. When providing the documents, please highlight and direct us to the specific portions of the documents that support such statements.

•	All statements in the prospectus attributed to IDC;

•	All statements in the prospectus attributed to the Bureau of Economic Analysis;

Securities and Exchange Commission

May 17, 2013

•	All statements in the prospectus attributed to Gartner;

•	The statement on page 3 that your 2012 net sales exceed the cumulative North American net sales of your five largest publicly traded sales channel competitors; and

•	The statement on page 4 that your sales have grown twice as fast as the overall U.S. IT market.

Response: The Company has reviewed each of the statements noted above and respectfully submits that it has reliable third party support for each of them. The Company is providing on a supplemental basis, as Exhibit A, supporting excerpts from materials provided by IDC, the Bureau of Economic Analysis and Gartner, as well as relevant information from SEC filings made by the Company’s publicly traded sales channel competitors.

Prospectus summary, page 1

Risk factors, page 8

5.	Please include references to the risk factors titled “The Sponsors will have the ability to control significant corporate activities…” on page 28 and “Following the offer, we will be classified as a ‘controlled company’…” on page 31.

Response: In response to the Staff’s comment, the Company has revised its disclosure to include a reference on page 8 of the Prospectus to the risk factor titled “The Sponsors will have the ability to control significant corporate activities . . . .” The Company no longer intends to rely on the “controlled company” exemption and accordingly has not added a reference to the risk factor titled “Following the offer, we will be classified as a ‘controlled company’ . . . .” because this risk factor is no longer applicable and has been removed from the Prospectus.

Summary Consolidated Financial Information, page 14

6.	Please note that financial statements and other data presented in tabular form should read consistently from left to right in the same chronological order throughout the filing. We note that the financial data presented here and in Selected Consolidated Financial and Operating Data on page 48 are not presented in the same chronological order as the financial statements. Please revise as appropriate to present financial statements and other data in the same chronological order throughout the filing. Refer to ASC 205-10-S99-9.

Securities and Exchange Commission

May 17, 2013

Response: The Company has revised the summary consolidated financial information on pages 12-15, the selected consolidated financial and operating data on pages 52-54, the results of certain of the Company’s key business metrics on page 57 and the 2002-2012 reconciliation on page R-1 so that they read from left to right in the same chronological order as the financial statements presented in the F-pages of the Prospectus.

Risk factors, page 16

7.	Please revise the first paragraph to remove references to risks that are not presently known to you or that you currently believe not to be material. This section should describe only material risks.

Response: In response to the Staff’s comment, the Company has revised the first paragraph on page 16 to remove references to risks that are not presently known to the Company or that the Company currently believes not to be material.

Use of proceeds, page 35

8.	When known, please disclose the amount of net proceeds that you intend to use to redeem your senior subordinated notes. This amount should equal the amount set forth in note 8 to the unaudited pro forma condensed consolidated balance sheet for “Payment for the Redemption of the Senior Subordinated Notes (see note 12).” Please provide similar disclosure in “Prospectus summary—The offering.” See Item 504 of Regulation S-K.

Response: The disclosure requested by the Staff will be added in the “Use of proceeds” and “Prospectus summary—The offering” sections of the Prospectus with respect to the senior secured notes and the senior subordinated notes once the price range of the offering has been determined. The amount of net proceeds that the Company intends to use to redeem the senior secured notes and the senior subordinated notes will equal the amounts set forth in note 8 to the unaudited pro forma condensed consolidated balance sheet for “Redemption of the Senior Secured Notes (see note 14)” and “Redemption of the Senior Subordinated Notes (see note 11),” respectively.

Dilution, page 39

9.	Please revise the table to show dilution in net tangible book value (deficit) per share as of December 31, 2012 as opposed to pro forma net tangible book value (deficit). Also, in the second paragraph on page 39 tell us your basis for using weighted average shares outstanding versus number of shares outstanding as of the end of the period.

Response: In response to the Staff’s comment, the Company has revised the table on page 39 of the Prospectus to show dilution in net tangible book value (deficit) per share as of March 31, 2013 rather than pro forma net tangible book value (deficit). The Company has revised the disclosure on page 39 of the Prospectus to provide that in calculating net tangible book value (deficit), the Company will use the number of shares of common stock outstanding as of March 31, 2013 rather than the weighted average shares outstanding.

Securities and Exchange Commission

May 17, 2013

Unaudited Pro Forma Consolidated Statement of Operations, pages 46 - 47

10.	Please make it transparent to readers how you calculated the pro forma interest expense adjustment. In this regard, you should consider disclosing the amounts and associated interest rates of the debt eliminated used to calculate the adjustments.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 49 of the Prospectus to add greater transparency to the calculation of the pro forma interest expense adjustment.

11.	Please tell us your basis for eliminating the loss on extinguishment of long-term debt related to 2012 Debt transactions assuming the transactions occurred as of January 1, 2012.

Response: The loss on extinguishment of long-term debt is a direct result of the 2012 and 2013 Debt Transactions and accordingly, pursuant to Rule 11-02(b)(5) of Regulation S-X, such amount is excluded from the unaudited pro forma consolidated statement of operations. In response to the Staff’s comment, the Company has revised the disclosure on page 49 of the Prospectus to disclose the basis for eliminating the loss on extinguishment of long-term debt related to the 2012 and 2013 Debt Transactions.

12.	We note your adjustment to eliminate the $5.0 million of annual management fees paid to the Sponsors in 2012 based on the anticipated termination of the Management Services Agreement upon completion of the offering. Please elaborate on how this adjustment is currently factually supportable.

Response: The Company respectfully acknowledges the Staff’s comment. On page 35 and throughout the Prospectus, the Company states that it intends to terminate its Management Services Agreement with the Sponsors in connection with the offering. Under the terms

Securities and Exchange Commission

May 17, 2013

of the Management Services Agreement, the Company is currently required to pay $5.0 million of annual management fees to the Sponsors, and paid such fees in quarterly installments for services rendered in 2012. See note 4 on page 49. The Company believes the $5.0 million adjustment is factually supportable because (a) the Company paid $5.0 million of annual management fees to the Sponsors for services rendered in 2012 pursuant to the terms of the Management Services Agreement, (b) the Company will not be required to make such payments following the offering and would not have been required to make such payments for 2012 had the Management Services Agreement been terminated as of January 1, 2012 and (c) the Company does not currently contemplate incurring significant incremental expenses in the future to replace these management services.

Management’s discussion and analysis of financial condition and results of operations, page 52

13.	Please tell us what consideration you gave to providing the disclosures in Item 101(c)(viii) of Regulation S-K related to your non-cancellable contracts (i.e. backlog).

Response: The Company has concluded that there is no material amount of backlog to be considered for disclosure under Item 101(c)(viii) of Regulation S-K. The Company typically sells its products on a purchase order basis; there is no contract, and thus no firm commitment, until after the purchase order is placed and it is accepted by the Company. Acceptance is generally memorialized in writing, and can take the form of an email or fax. The length of time between acceptance of the purchase order and shipment of the product is typically very short, based on availability of product within our warehouses or through drop ship arrangements with our vendor partners. In some cases, the Company enters into master agreements with its customers that contain terms and conditions that apply to the sales of products or services. These master agreements typically specify payment terms, establish standards of performance and allocate certain operational risks through indemnity and related provisions. Even with an executed master agreement, the contract for sale of a product, or service, is not made at the time the master agreement is executed, and is contingent upon the receipt and acceptance of a purchase order for products (or a statement of work, in the case of non-ancillary services.) An order for products or services can generally be terminated at any time up until acceptance of the purchase order. The Company has a minority percentage of services commitments for accepted statements of work, where the services to be performed are for twelve (12) months or greater, but these are not material. Accordingly, the Company has concluded that backlog is not material.

14.	Please revise your filing to discuss the impact of inflation and changing prices on your net sales and revenues and on income from continuing operations. We refer you to Item 303(a)(3)(iv) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 91 of the Prospectus to discuss the impact of inflation and changing prices on the Company’s net sales and results of operations.

Business, page 87

Our market, page 89

15.	We note the statements that the “U.S. IT market generated approximately $639 billion in sales in 2012” and that your “addressable market in the U.S. in the indirect sales channel represents more than $200 billion in annual sales.” We also note the statement at the top of page 90 that “IDC estimates that 59% of U.S. IT revenues are generated through indirect channels.” Please explain to us how these two sets of statements are consistent.

Response: The Company respectfully notes that while the Company’s addressable market is entirely within the indirect sales channel market, its addressable market constitutes less than the entire indirect sales channel. Thus, while IDC estimates that 59% of the approximately $630 billion in annual U.S. IT revenues are generated through indirect channels, it would be inaccurate to state that the size of the Company’s addressable market is equal to the size of the entire indirect market, as the Company does not offer all of the IT products and services sold in the indirect channel.

Securities and Exchange Commission

May 17, 2013

Our competitive strengths, page 92

Strong, established vendor partner relationships, page 93

16.	Please disclose whether the statement that you “are the largest U.S. sales channel partner for many of [your] vendor partners” is based on your opinion or is a statement of historical fact.

Response: The statement quoted by the Staff is a statement of historical fact based on information provided to the Company by many of its vendor partners. The Company is providing on a supplemental basis, as Exhibit B, support from its vendor partners for the statement quoted by the Staff.

Management, page 100

Controlled company, page 107

17.	If available prior to the effectiveness of the registration statement, please file a form or executed copy of the new stockholders agreement among you, Madison Dearborn and Providence Equity. See Item 601(b)(4) of Regulation S-K.

Response: The Company no longer intends to rely on the “controlled company” exemption and has deleted all references to the new stockholders agreement in this section.

Executive compensation, page 111

Compensation discussion and analysis, page 111

Elements of compensation, page 114

Severance benefits, page 118

18.	Please file the employment or severance agreement for each of Ann E. Ziegler, Neal J. Campbell and Christina M. Corley or tell us the exhibit numbers representing such agreements if they were previously filed. See Item 601(b)(10)(iii)(A) of Regulation S-K.

Securities and Exchange Commission

May 17, 2013

Response: The referenced employment arrangements are represented by Exhibits 10.13 and 10.16, in the case of Ms. Ziegler, and Exhibits 10.14, 10.15 and 10.17, in the case of Mr. Campbell and Ms. Corley.

CDW Corporation 2013 Senior Management Incentive Plan, page 121

19.	Please file the CDW Corporation 2013 Senior Management Incentive Plan as an exhibit to the registration statement prior to the registration statement’s effectiveness. See Item 601(b)(10)(iii)(A) of Regulation S-K.

Response: The Company will file the CDW Corporation 2013 Senior Management Incentive Plan and the 2013 Long-Term Incentive Plan as exhibits to the registration statement as soon as they are available, and in any event prior to the registration statement’s effectiveness.

Principal stockholders, page 134

20.	Please disclose the natural person(s) with investment or voting control over the shares held by Providence Equity. Refer by analogy to Question 140.02 of our Regulation S-K Compliance and Disclosure Interpretations located at our web-site, www.sec.gov.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 144 of the Prospectus to include a list of the natural persons with investment or voting control over the shares held by Providence Equity.

Certain transactions, page 137

21.	We note disclosure elsewhere in the prospectus that you will recognize compensation expense related to the acceleration of the expense recognition for certain equity incentive awards that will be recognized in connection with the completion of the offering. To the extent that a related person will receive equity incentive awards, either newly granted or previously granted with vesting accelerated, in connection with the offering and the receipt of such awards constitutes a related party transaction, subject to Instruction 5 to Item 404(a) of Regulation S-K, please provide the disclosure required by Item 404(a) of Regulation S-K with respect to the grant of such awards.

Response: The Company respectfully acknowledges the Staff’s comment. When the information required to provide such disclosure is available (including, but not limited to, the terms and recipients of any equity awards granted in connection with the offering and the specifics relating to the split of the Company’s common stock, which will be effected prior to the effectiveness of the registration statement), the Company will provide the disclosure required by Item 404(a) of Regulation S-K with respect to the grant of equity incentive awards to the extent the receipt of any such awards constitutes a related party transaction.

Securities and Exchange Commission

May 17, 2013

Transactions with sponsors, page 139

22.	Please tell us whether the transactions described in this subsection constitute transactions with related persons, as defined in Item 404(a) of Regulation S-K and the instructions thereto. If they are transactions with related persons, then please provide the disclosure required by Item 404(a) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and supplementally advises the Staff that neither the Sponsors, nor their affiliates, have, or are expected to have, a direct or indirect material interest in the ordinary course arrangements entered into from time to time with the Company to purchase products or services from, or provide products or services to, the Company.

The Company believes that there is no material interest in these arrangements because the transactions at issue are transactions entered into in the ordinary course of business that do not involve amounts that are material either to the Company or to the Sponsors and their affiliates, are subject to competitive pressures, are on terms no less favorable to the Company than terms that could have been reached with an unaffiliated third party and neither the Sponsors and their affiliates, nor the Company, are required to enter into these transactions pursuant to any other agreement, arrangement or understanding. The Company believes that this conclusion is supported by statements from the Commission, including in the adopting release, as described further below.

Amended Final Rule Release 33-8732A (the “Release”) notes that, in determining whether a related party has a material interest in a transaction with an issuer, an issuer must assess the significance of the information to the investors in light of all the circumstances. The Release also states that the relationship of the related person to the transaction, the importance of the interest to the related party having such interest, and the amount involved in the transaction are among the factors to be considered in determining the materiality of the information to investors. The Release emphasizes that there may be situations where, based on this materiality determination, the interest of a related person is not required to be disclosed. More specifically, the Release notes that a transaction that is undertaken in the ordinary course of business of a company and on the same terms that a company offers generally in transactions with persons who are not related persons are factors that could be taken into consideration when performing the materiality analysis for determining whether disclosure is required.

Securities and Exchange Commission

May 17, 2013

The Company respectfully submits that its ordinary course business transactions with the Sponsors and their affiliates are not material. The Sponsors, their associated persons and entities in which they invest enter into a significant number of IT contracts and arrangements, including for IT products and solutions. As a leading provider of integrated IT solutions in the U.S. and Canada, the Company has thousands of arrangements to provide IT products and solutions to its over 250,000 small, medium and large business, government, education and healthcare customers. For example, the Company offers solutions such as mobility, security, data center optimization, cloud computing, virtualization and collaboration, all of which are key areas of concern for private equity investment firms and their portfolio companies across a myriad of industries. Entering into such IT arrangements is a part of the ordinary course of business of the Company and the Sponsors and their affiliates, and the commercial arrangements for such products and solutions are negotiated with the Sponsors and their affiliates on an arms-length basis in the same manner as they are with other similarly sized customers. The Company notes, for example, that the Company sells similar services to entities that are peers of, and competitors to, related persons and that there is no policy or other directive that has been established to provide preferential treatment to the Sponsors or their affiliates or to require that either the Company or they contract with the other to provide such services. In 2012, the revenue to the Company from such arrangements was a de minimis amount of the Company’s revenue and was similarly an immaterial amount of the operational expenses of the Sponsors and their affiliates.

In light of all of these circumstances, the Company does not believe the significance of this information to investors rises to the level of materiality that would require itemized disclosure of each transaction under Item 404 of Regulation S-K, nor does the Company believe that from either a qualitative or a quantitative standpoint the Sponsors or their affiliates have, or are expected to have, a direct or indirect material interest in the Company’s ordinary course arrangements with them.

Notwithstanding the Company’s belief that Item 404(a) of Regulation S-K does not require disclosure in this context, the Company has voluntarily provided the information disclosed on page 148 of the Prospectus to clarify that the Company and the Sponsors and their affiliates do enter into certain ordinary course arrangements from time to time.

Review and approval of transactions with related persons, page 139

23.	We note the disclosure at the top of page 32 regarding three instances when your transactions in which a director or officer has a conflict of interest are generally permissible. Assuming that certain of such transactions also constitute transactions with related persons, please disclose in this section how these three instances, particularly the first and third instances, fit within your intended policies and procedures whereby your audit committee will be responsible for reviewing and approving related party transactions.

Securities and Exchange Commission

May 17, 2013

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 149 of the Prospectus to state that the intended policies and procedures will provide that a transaction in which a related person has a conflict of interest is generally permissible if (1) the audit committee determines that the transaction is otherwise fair to the Company after taking into account all relevant considerations, (2) the material facts relating to the related person’s interest as to the transaction are disclosed to the board of directors and a majority of disinterested directors approve the transaction or (3) the material facts relating to the related person’s relationship or interest as to the transaction are disclosed to the Company’s stockholders and a majority of disinterested stockholders approve the transaction.

Description of capital stock, page 148

24.	Please tell us what consideration you gave to providing investors with disclosure regarding the applicability or enforceability of the exclusive forum provision. In this respect, we note that you intend to include the provision in your amended and restated charter, instead of your amended and restated bylaws, and that such amended and restated charter may not be filed with the Secretary of State of the State of Delaware until after the effectiveness of the registration statement.

Response: In response to the Staff’s comment, the Company has provided disclosure on page 161 of the Prospectus to indicate that although the Company will include an exclusive forum provision in its amended and restated charter, it is possible that a court could rule that such a provision is inapplicable or unenforceable.

Underwriting, page 159

25.	Please disclose the “limited exceptions” pursuant to which the lock-up agreements described in this section may not apply.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 170-172 of the Prospectus to describe the limited exceptions pursuant to which the lock-up agreements may not apply.

Where you can find more information, page 169

26.	We note the fourth and fifth sentences of the first paragraph in this section and the first paragraph in “Description of capital stock.” These statements impermissibly qualify, beyond the scope allowed by Securities Act Rule 411(a), the prospectus disclosure of contracts and documents by reference to copies of such contracts and documents filed as exhibits to the registration statement. Please revise.

Securities and Exchange Commission

May 17, 2013

Response: In response to the Staff’s comment, the Company has deleted the applicable qualifications on pages 158 and 180 of the Prospectus.

Notes to consolidated financial statements, page F-9

Note 7. Long-Term Debt, page F-23

27.	We note that your debt agreements contain limitations on your ability and the ability of your subsidiaries to make distributions or other restricted payments. Please disclose the amount of consolidated retained earnings or net income restricted or free of restriction as of the most recent audited balance sheet date. Please refer to ASC 235-10-S99-1(e)(1).

Response: The Company advises the Staff that, at December 31, 2012, the amount of consolidated net income free of restrictions was $146.7 million. In response to the Staff’s comment, the Company has revised note 7 on page F-23 of the Prospectus to disclose consolidated net income free of restrictions at December 31, 2012. The Company has also revised the “Description of certain indebtedness” beginning on page 150 to provide more fulsome disclosure about the limitations on its ability to make dividends and certain other restricted payments.

Note 12. Earnings (loss) per share, page F-40

28.	Please revise to disclose that the Class B common shares have no voting rights. Refer to ASC 505-10-50-3.

Response: In response to the Staff’s comment, the Company has revised note 12 on page F-42 of the Prospectus to disclose that the Class B common shares have no voting rights.

Item 17. Undertakings, page II-2

29.	Please provide the undertakings required by Item 512(a)(5)(ii) and (6) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised the undertakings on pages II-3 and II-4 of the Amendment to include the undertakings required by Item 512(a)(5)(ii) and (6) of Regulation S-K.

Securities and Exchange Commission

May 17, 2013

Finally, the Company will furnish a letter at the time it requests acceleration of the effective date of the registration statement acknowledging the statements set forth in the Staff’s comment letter.

We hope that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (312) 862-2191.

Sincerely,

/s/ James S. Rowe

James S. Rowe

cc:	Christine A. Leahy

                        CDW Corporation